SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of  July 2006

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: July 13, 2006

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:  Controller

EXHIBIT INDEX

Exhibit

Description

99.1

News Release, 13 July 2006 – English

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.

Calgary, AB   T2R 1K4

Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

July 13, 2006	SYMBOL: VVV

VANNESSA ANNOUNCES $1,922,200 RAISED

Vannessa Ventures Ltd. (the "Company") - The Company is pleased to announce that it has received a total of $1,922,200 in respect of the issue of 4,805,500 shares upon exercise of 4,805,500 warrants.  The warrants were exercised by Exploram Enterprises Ltd., the majority shareholder in the Company.  Exploram has advised it holds 49,368,776 shares, representing 53.6% of the outstanding shares of the Company (46.5% on a fully diluted basis).

The proceeds will be used to advance the Company’s objectives in developing infrastructure, fulfilling community and social obligations, training, and other activities associated with the ongoing development of the Crucitas mine in Costa Rica, in addition to general corporate purposes.

John Morgan, President

Vannessa Ventures Ltd.